Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ISSUE OF US$170 MILLION ZERO COUPON
GUARANTEED CONVERTIBLE BONDS DUE 2008

BY GAINFAIR FINANCE LIMITED
(EXPECTED TO BE RENAMED AS
BRILLIANCE CHINA AUTOMOTIVE FINANCE LIMITED)
CONVERTIBLE INTO ORDINARY SHARES OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

On 28 October 2003, the Company, the Issuer and the Sole Bookrunner entered into the Purchase Agreement whereby the Sole Bookrunner agreed to purchase, or procure purchasers, for the Convertible Bonds of principal amount of US$170.0 million. The Issuer has granted to the Sole Bookrunner and the purchasers procured by the Sole Bookrunner the Over-allotment Option which can be exercised by the Sole Bookrunner, in whole or in part at any time (but not more than once), up to and including the 30th day after the date of the Offering Memorandum, to require the Issuer to issue up to a further US$30.0 million in principal amount of Bonds. In the case of the exercise of the Over-allotment Option in full, the aggregate principal amount of Bonds would be US$200.0 million. Assuming full conversion of the Convertible Bonds at the Conversion Price, the Convertible Bonds will be convertible into 286,413,043 Conversion Shares (subject to adjustment), representing approximately 7.81% of the issued share capital of the Company as at the date of this announcement and approximately 7.24% of the enlarged issued share capital of the Company. The Conversion Shares will rank pari passu in all respects with the Shares of the Company then in issue on the relevant conversion date.

The Bondholders will have the right to convert their Convertible Bonds into Conversion Shares at any time on and after the 41st day after the Closing Date and up to a date falling 14 days prior to the Maturity Date. The initial Conversion Price is HK$4.60 per Conversion Share, being a premium of approximately 37.31% over the closing price of the Shares quoted on the Stock Exchange on 28 October 2003, being the date on which the Purchase Agreement was signed. The Convertible Bonds are guaranteed (if not converted) by the Company. Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the Maturity Date.

The net proceeds from the issue of the Convertible Bonds will be applied by the Company for general corporate and working capital purposes of the Group.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

An application will be made for the listing of the Convertible Bonds on the Luxembourg Stock Exchange.

PURCHASE AGREEMENT

Date:	28 October 2003

Sole Bookrunner:	Citigroup Global Markets Limited, which is independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them.

Purchase:	The Sole Bookrunner has agreed to purchase, or to procure purchasers (not less than 6) who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries and associates of any of them, for the Convertible Bonds in an aggregate principal amount of US$170.0 million (and any Convertible Bonds to be issued pursuant to the Over-allotment Option).

Conditions precedent:	Completion of the purchase of the Convertible Bonds is conditional upon, amongst other things, the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares to be issued on conversion in full of the Convertible Bonds (either unconditionally or subject to conditions to which the Company does not reasonably object), the issuance of certain legal opinions, the issuance of auditors’ letters and there being no material adverse change in the financial condition, operations, business or properties of the Group at the Closing Date.

In the event that the conditions are not fulfilled by the Closing Date, the parties to the Purchase Agreement shall be released and discharged from their respective obligations thereunder.

Termination:	The Sole Bookrunner is entitled to terminate the arrangement under the Purchase Agreement at any time prior to the completion of the offering of the Convertible Bonds upon the occurrence of certain events which include, inter alia, any change, or any development involving a prospective change, in U.S., national or international political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice materially the success of the Offering and distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market.

Completion:	Subject to the above conditions, completion of the Convertible Bonds is expected to take place on the Closing Date.

PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

The principal terms of the Convertible Bonds are summarized as follows:

Issuer:	Gainfair Finance Limited (expected to be renamed as Brilliance China Automotive Finance Limited), a wholly-owned subsidiary of the Company

Guarantor:	Brilliance China Automotive Holdings Limited

Principal amount:	US$170.0 million

Over-allotment option:	US$30.0 million. If the Over-allotment Option is exercised in full, the aggregate amount of the Convertible Bonds will be US$200.0 million

Interest:	The Convertible Bonds are zero coupon bonds.

Conversion period:	Bondholder(s) may exercise conversion rights at any time on and after the 41st day after the Closing Date up to a date falling 14 days prior to the Maturity Date.

Conversion Price:	HK$4.60 per Conversion Share, representing a premium of approximately 37.31% over the closing price of HK$3.35 per Share as quoted on the Stock Exchange on 28 October 2003, being the date of the Purchase Agreement, and a premium of approximately 36.90% over the average of the closing price of the Shares as quoted on the Stock Exchange for the ten trading days ended 28 October 2003 of HK$3.36.

The Conversion Price will be subject to adjustment for, amongst other things, consolidations/subdivisions of Shares, capital distributions, bonus issues, rights issues and other events which may have a diluting effect on Bondholders. The Conversion Shares will be issued and allotted pursuant to the general mandate granted by the Shareholders to the Directors in the annual general meeting held on 27 June 2003.

Ranking of Conversion Shares:	Conversion Shares will rank pari passu in all respects with the Shares then in issue on the relevant conversion date.

Redemption at option of the Issuer:	The Issuer may redeem all or some only (being US$1 million in principal amount or an integral multiple thereof) of the Convertible Bonds at a redemption price equal to the Early Redemption Amount:

(a) on or at any time after 24 months from the Closing Date up to the Maturity Date if the closing price of the Shares for at least 20 consecutive Trading Days (as defined in the Terms and Conditions of the Convertible Bonds) is not less than 130% of the Conversion Price;

(b) at any time prior to maturity if at least 90% in principal amount of the Convertible Bonds have already been converted, redeemed or purchased and cancelled; or

(c) as a result of regulatory change impacting on the payment obligations under the Convertible Bonds.

Redemption at option of the Bondholders:	The Convertible Bonds may be redeemed, at the option of the Bondholders, by the Issuer (a) on the third anniversary of the Closing Date at 102.27% of their principal amount, or (b) in the event of a Change of Control of the Company at the Early Redemption Amount; or (c) on delisting of the Company in Hong Kong.

Maturity:	Unless previously purchased and cancelled, converted or redeemed, each Convertible Bond shall be redeemed at 100% of their principal amount on the Maturity Date.

Voting rights:	Bondholders will not have any right to attend or vote in any meeting of the Company by virtue of their being Bondholders.

Listing:	An application will be made for a listing of the Convertible Bonds on the Luxembourg Stock Exchange.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Form of the Convertible Bonds:	Registered

Denomination:	US$10,000

The Convertible Bonds will not be sold to any connected persons (as defined in the Listing Rules) of the Company. If the Company is aware of any dealings in the Convertible Bonds by any connected persons of the Company, the Company will promptly notify the Stock Exchange and comply with the requirements under the Listing Rules.

EFFECT ON THE SHARE CAPITAL

Assuming full conversion of the Convertible Bonds at the initial Conversion Price, the Convertible Bonds will be convertible into 286,413,043 Conversion Shares (subject to adjustment), representing approximately 7.81% of the issued share capital of the Company as at the date of this announcement and approximately 7.24% of the enlarged issued share capital of the Company. The Conversion Shares will rank pari passu in all respects with the Shares of the Company then in issue on the relevant conversion date.

The following table summarises the shareholding structure of the Company as at the date of this announcement:

			(Assuming that the Convertible Bonds
			are fully converted into Shares
	Existing		(subject to adjustment) at Conversion
	(as at 28 October 2003)		Price of HK$4.60 each)

				% of enlarged
		% of issued share		issued share
		capital of the		capital of the
Name of Shareholder	No. of Shares	Company	No. of Shares	Company

Huachen Automotive Group Holdings Co., Ltd.	1,446,121,500	39.42%	1,446,121,500	36.57%
Directors	14,545,000	0.40%	14,545,000	0.37%
Public Shareholders	2,207,724,400	60.18%	2,207,724,400	55.82%
Bondholders	—	—%	286,413,043	7.24%

Total	3,668,390,900	100.00%	3,954,803,943	100.00%

Note Assuming that the Convertible Bonds are fully converted into Shares (subject to adjustment) at the Conversion Price of HK$4.60 each and that all the options granted by Huachen Automotive Group Holdings Co., Ltd. to certain directors have been exercised in full (details of which have been disclosed in the announcement made by the Company on 19 December 2002), the Directors will be holding 360,850,630 Shares, representing 9.12% of the enlarged issued share capital of the Company.

USE OF PROCEEDS

The net proceeds from the issue of the Convertible Bonds, after deducting expenses, and underwriting commission to be charged by the Sole Bookrunner, are estimated to be approximately US$164.0 million (equivalent to approximately HK$1,271.0 million) before taking into account the exercise of the Over-allotment Option. The Company presently intends to use such proceeds for general corporate and working capital purposes of the Group. Currently no specific purpose or investment has been identified. Further announcement will be made if the use of such proceeds has been changed. The conversion of the Convertible Bonds into the Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that will facilitate the development and expansion of the Company. Taking into account that the Convertible Bonds are zero coupon bonds and that the conversion price represents a substantial premium to the prevailing Share price, the Directors are of the view that the terms of the Convertible Bonds are fair and reasonable and are in the interest of the Group as a whole.

GENERAL

The Group is principally engaged in the manufacturing and sales of minibuses, sedans and automotive components in the PRC. The Conversion Shares will be issued pursuant to the general mandate granted to the Directors by the shareholders of the Company in the annual general meeting held on 27 June 2003.

In connection with the offering, the Sole Bookrunner may, to the extent permitted by applicable laws and regulations, over-allot or effect transactions with a view to supporting the market price of the Bonds at levels higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Sole Bookrunner to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meaning:

“associate(s)”	has the same meaning as defined in the Listing Rules

“Bondholder(s)”	holder(s) of the Convertible Bonds from time to time

“Change of Control”	the acquisition of the rights to appoint the majority of the Directors or substantially all of the Shares or where a merger results in the same

“Closing Date”	28 November 2003 or such other date as the Sole Bookrunner and the Issuer may agree

“Company”	Brilliance China Automotive Holdings Limited, a company incorporated in Bermuda with limited liability, the shares and American depositary shares of which are listed on the main board of the Stock Exchange and the New York Stock Exchange, Inc respectively

“Convertible Bond(s)”	convertible bond(s) in an aggregate principal amount of US$170.0 million to be issued by the Issuer on the terms of the Trust Deed and the Optional Bonds in an aggregate principal amount of up to US$30.0 million in respect of which the Over-allotment Option may be exercised by the Sole Bookrunner

“Conversion Price”	HK$4.60 per Share (subject to adjustment)

“Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds

“Directors”	the directors of the Company

“Early Redemption Amount”	100% of the principal amount of the Convertible Bonds plus an amount which will provide the Bondholders with a yield at 0.75% per annum to the redemption date

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Issuer”	Gainfair Finance Limited (expected to be renamed as Brilliance China Automotive Finance Limited), a wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Maturity Date”	the date falling five years from (and inclusive of) the Closing Date

“Offering”	the offering of the Convertible Bonds to purchasers for the Convertible Bonds who are independent of and not connected with any of the substantial shareholders, chief executive and the directors of the Company, its subsidiaries, and associates of any of them

“Optional Bonds”	the additional convertible bonds to be issued upon exercise, in whole or in part, of the Over-allotment Option by the Sole Bookrunner

“Over-allotment Option”	an option granted by the Issuer to the Sole Bookrunner and the purchasers procured by the Sole Bookrunner to be exercised by the Sole Bookrunner in whole or in part (but not more than once) to purchase all or any of the Optional Bonds at any time up to and including the 30th day after the date of the Offering Memorandum

“PRC”	the People’s Republic of China

“Purchase Agreement”	the purchase agreement dated 28 October 2003 entered into between the Company, the Issuer and the Sole Bookrunner in relation to the Offering

“Share(s)”	ordinary share(s) of US$0.01 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Sole Bookrunner”	Citigroup Global Markets Limited

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Trust Deed”	the deed constituting the Convertible Bonds

“US$”	United States dollars, the lawful currency of United States and for the purpose of this announcement, United States dollars are translated into Hong Kong dollars at the fixed rate of US$1 = HK$7.75

“US person(s)”	any person or entity deemed to be a US person for purposes of Regulation S under the Securities Act of 1933, as amended

"%”	per cent.

By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 28 October 2003

* For identification purposes only.